Keystone Acquisition Corp.

142 West 57th Street

11th Floor

New York, New York 10019

May 29, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Keystone Acquisition Corp.
Registration Statement on Form S-1
File No. 333-295539

Dear Mr. Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Keystone Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 2, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Pillsbury Winthrop Shaw Pittman LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Stephen C. Ashley, of Pillsbury Winthrop Shaw Pittman LLP, special counsel to the Company, at (212) 858-1101, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Richard Chin
Richard Chin
Chief Executive Officer